Exhibit 1

FOR IMMEDIATE RELEASE	23 August 2017

  |  2017 Interim Results

∎	Reported billings up 6.3% at £26.906 billion, down 4.7% in constant currency
∎	Reported revenue up 13.3% at £7.404 billion, down 0.4% at $9.328 billion, up 2.7% at €8.609 billion and up 0.4% at ¥1.047 trillion
∎	Constant currency revenue up 1.9%, like-for-like revenue down 0.3%
∎	Constant currency net sales up 2.2%, like-for-like net sales down 0.5%
∎	Reported net sales margin of 13.9%, up 0.2 margin points versus last year, flat in constant currency and up 0.1 margin points like-for-like
∎	Headline reported profit before interest and tax £882 million up 14.7%, and up 1.9% in constant currency
∎	Headline profit before tax £793 million up 15.0%, up 1.8% in constant currency
∎	Profit before tax £779 million up 83.3%, up 52.4% in constant currency primarily reflecting net exceptional costs in the first half of 2016 of £122 million and gains on the fair value of financial instruments in the first half of 2017
∎	Reported profit after tax £634 million up 124.7%, up 80.6% in constant currency
∎	Headline diluted earnings per share 45.4p up 16.1%, up 2.4% in constant currency
∎	Reported diluted earnings per share 46.6p up 146.6%, up 95.1% in constant currency
∎	Dividends per share 22.7p up 16.1%, a pay-out ratio of 50%, in line with target
∎	Share buy-backs of £290 million in the first half, up from £197 million last year, equivalent to 1.3% of the issued share capital against 1.0% last year
∎	Return on equity up strongly at 16.9% for the 12 months to 30 June 2017 from 15.5% for the previous 12 months period. The weighted average cost of capital at 30 June 2017 was 6.3% down slightly from 6.4% at 31 December 2016
∎	Including associates and investments, revenue totals over $26 billion annually and people average over 200,000
∎	Reported EBITDA £1.016 billion, over £1 billion for the first time in a half-year period, up 14.2%, up 1.7% in constant currency
∎	Net new business momentum returned together with leadership of net new business league tables in the first half-year and beyond

Key figures

£ million	H1 2017	Δ reported[1]	Δ constant[2]	H1 2016
Billings	26,906	6.3%	-4.7%	25,319
Revenue	7,404	13.3%	1.9%	6,536
Net sales	6,362	13.7%	2.2%	5,594
Headline EBITDA[3]	1,016	14.2%	1.7%	889
Headline PBIT[4]	882	14.7%	1.9%	769
Net sales margin[5]	13.9%	0.2[6]	0.0[6]	13.7%
Profit before tax	779	83.3%	52.4%	425
Profit after tax	634	124.7%	80.6%	282
Headline diluted EPS[7]	45.4p	16.1%	2.4%	39.1p
Diluted EPS[8]	46.6p	146.6%	95.1%	18.9p
Dividends per share	22.7p	16.1%	16.1%	19.55p

First-half and Q2 highlights

∎	Reported billings increased by 6.3% to £26.906bn, down 4.7% in constant currency
∎

Reported revenue growth of 13.3%, with like-for-like down 0.3%, 2.2% growth from acquisitions and 11.4% from currency, primarily reflecting the weakness of sterling against the US dollar, the euro and other major currencies

∎	Reported net sales up 13.7% in sterling (flat in dollars, up 3.1% in euros and up 0.9% in yen), with like-for-like down 0.5%, 2.7% growth from acquisitions and 11.5% from currency
∎

Constant currency revenue growth in all regions and business sectors, except data investment management, characterised by strong growth geographically in the United Kingdom and Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, and functionally in advertising and media investment management and public relations and public affairs

∎

Like-for-like net sales down 0.5%, slower than the first quarter, with the gap compared to revenue growth reversing in the second quarter, as the Group’s investment in technology enhanced the growth of advertising and media investment management net sales and as data investment management direct costs have been reduced

∎	Reported headline EBITDA up 14.2%, crossing £1 billion for the first time in a half-year, with constant currency growth up 1.7%, and reported headline operating costs up 14.0%
∎

Reported headline PBIT increased by 14.7%, up 1.9% in constant currency with the reported net sales margin, a more accurate competitive comparator, increasing by 0.2 margin points, and flat on a constant currency basis, behind the Group’s full year margin target of 0.3 margin points improvement

∎	Reported headline diluted EPS 45.4p, up 16.1%, up 2.4% in constant currency. Dividends increased 16.1% to 22.7p, a pay-out ratio of 50% in the first half, in line with target
∎

Average net debt increased by £421m (9.6%) to £4.811 billion compared to last year, at 2017 constant rates, an improvement over the first quarter of 2017 and continuing to reflect significant net acquisition spend and share repurchases of £1.232 billion in the twelve months to 30 June 2017, representing an increase in incremental spending of £401 million

1 Percentage change in reported sterling

2 Percentage change at constant currency rates

3 Headline earnings before interest, tax, depreciation and amortisation

4 Headline profit before interest and tax

5 Headline profit before interest and tax, as a percentage of net sales

6 Margin points

7 Diluted earnings per share based on headline earnings

8 Diluted earnings per share based on reported earnings

∎

Return on equity[9] for the 12 months to 30 June 2017 up strongly to 16.9% from 15.5% for the previous 12 months period, chiefly reflecting the post-Brexit impact of a considerable weaker pound sterling on the Group’s net assets. This includes a weighted average after-tax cost of capital of 6.3% at 30 June 2017, compared with 6.4% at 31 December 2016

∎

Creative and effectiveness domination recognised yet again in 2017 with the award of the Cannes Lion to WPP for most creative Holding Company for the seventh successive year since the award’s inception. Three WPP agency networks, Ogilvy & Mather Worldwide, Y&R and Grey finished in the top six networks at Cannes in 2017, in positions two, four and six. For the sixth consecutive year, WPP was also awarded the EFFIE as the most effective Holding Company

∎	Resumption of strong net new business performance and leadership of net new business league tables
∎

Continuing implementation of growth strategy with revenue ratios for fast growth markets and new media raised to 40-45% over next three to four years. Quantitative revenue target of 50% already achieved

Current trading and outlook

∎

July 2017 | July like-for-like revenue growth of -4.1% and net sales growth of -2.6% like-for-like, behind budget and the quarter 2 revised forecast. All regions, except the United Kingdom, Latin America and Central & Eastern Europe showed lower revenue than the prior year and all sectors were down, with advertising & media investment management and data investment management the most affected. Cumulative like-for-like revenue growth for the first seven months of 2017 is down 0.9% and net sales down 0.8%

∎

FY 2017 quarter 2 revised forecast | Following the pressure on client spending in the second quarter particularly in the fast moving consumer goods (fmcg) or packaged goods sector, the quarter 2 full year revised forecast has been revised down further, with both like-for-like revenue and net sales forecast to be between zero and 1.0% growth. Despite the forecast reduction from the quarter 1 forecast, the headline net sales operating margin target improvement remains, as previously, 0.3 margin points in constant currency

∎

Dual focus in 2017 | 1. Stronger than competitor revenue and net sales growth due to leading position in both faster growing geographic markets and digital, premier parent company creative position, new business, horizontality and strategically targeted acquisitions; 2. Continued emphasis on balancing revenue and net sales growth with headcount increases and improvement in staff costs to net sales ratio to enhance operating margins

∎

Long-term targets | Above industry revenue and net sales growth due to geographically superior position in new markets and functional strength in new media, in data investment management, including data analytics and the application of new technology, creativity, effectiveness and horizontality; improvement in staff costs to net sales ratio of 0.2 or more depending on net sales growth; net sales operating margin expansion of 0.3 margin points or more on a constant currency basis, with an ultimate goal of almost 20%; and headline diluted EPS growth of 10% to 15% p.a. from revenue and net sales growth, margin expansion, strategically targeted small and medium-sized acquisitions and share buy-backs

9 Return on equity is headline diluted EPS divided by equity share owners funds per share

In this press release not all of the figures and ratios used are readily available from the unaudited interim results included in Appendix 1. These non-GAAP measures, including constant currency and like-for-like growth, and headline profit measures, management believes are both useful and necessary to better understand the Group’s results. Where required, details of how these have been arrived at are shown in the Appendices.

Review of Group results

Revenue and net sales

Revenue analysis

£ million	2017	Δ reported	Δ constant[10]	Δ LFL[11]	acquisitions	2016
First quarter	3,597	16.9%	3.6%	0.2%	3.4%	3,076
Second quarter	3,807	10.0%	0.3%	-0.8%	1.1%	3,460
First half	7,404	13.3%	1.9%	-0.3%	2.2%	6,536

Net sales analysis

£ million	2017	Δ reported	Δ constant	Δ LFL	acquisitions	2016
First quarter	3,100	18.5%	4.8%	0.8%	4.0%	2,616
Second quarter	3,262	9.5%	-0.2%	-1.7%	1.5%	2,978
First half	6,362	13.7%	2.2%	-0.5%	2.7%	5,594

Reported billings were up 6.3% at £26.906 billion, and down 4.7% in constant currency. Estimated net new business billings of $4.246 billion were won in the first half of the year, a return to a strong performance, once again, against $2.992 billion in the same period last year. Generally, the Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients, including several very large industry-leading advertising, media and digital assignments.

Reportable revenue was up 13.3% at £7.404 billion. Revenue on a constant currency basis was up 1.9% compared with last year, the difference to the reportable number reflecting the continuing weakness of the pound sterling against the US dollar, the euro and other major currencies. As a number of our competitors report in US dollars, in euros and in yen, appendices 2, 3 and 4 show WPP’s interim results in reportable US dollars, euros and yen respectively. This shows that US dollar reportable revenue was down 0.4% to $9.328 billion, which compares with the $7.378 billion of our closest current US-based competitor, euro reportable revenue was up 2.7% to €8.609 billion, which compares with €4.843 billion of our nearest current European-based competitor and yen reportable revenue was up 0.4% to ¥1.047 trillion, which compares with ¥439 billion of our nearest current Japanese-based competitor.

As outlined in the First Quarter Trading Statement and previous Preliminary Announcements for the last few years, due to the increasing scale of digital media purchases within the Group’s media investment management businesses and of direct costs in data investment management, net sales are the more meaningful and accurate reflection of top line growth, although currently none of our competitors report net sales. The differences are shown below in a table that compares the Group’s like-for-like revenue and net sales against our direct competitors’ like-for-like revenue only performance over the last two years.

10 Percentage change at constant currency exchange rates

11 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

First half	WPP Revenue	WPP Net Sales	OMC Revenue	Pub Revenue	IPG Revenue	Havas Revenue	Dentsu Revenue
Revenue (local ‘m)	£7,404	£6,362	$7,378	€4,843	$3,639	n/a	¥439
Revenue ($‘m)	$9,328	$8,015	$7,378	$5,246	$3,639	n/a	$3,912
Growth Rates (%)*	-0.3	-0.5	3.9	-0.2	1.5	n/a	-0.4
Quarterly like-for-like growth%*
Q1/15	5.2	2.5	5.1	0.9	5.7	7.1	6.2
Q2/15	4.5	2.1	5.3	1.4	6.7	5.5	6.5
Q3/15	4.6	3.3	6.1	0.7	7.1	5.5	4.2
Q4/15	6.7	4.9	4.8	2.8	5.2	3.1	10.6
Q1/16	5.1	3.2	3.8	2.9	6.7	3.4	5.1
Q2/16	3.5	4.3	3.4	2.7	3.7	2.7	9.5
Q3/16	3.2	2.8	3.2	0.2	4.3	2.0	2.7
Q4/16	0.5	2.1	3.6	-2.5	5.3	4.2	3.9
Q1/17	0.2	0.8	4.4	-1.2	2.7	0.1	3.9
Q2/17	-0.8	-1.7	3.5	0.8	0.4	n/a	-4.8
2 Years cumulative like-for-like growth %
Q1/15	12.2	6.3	9.4	4.2	12.3	10.1	n/a
Q2/15	14.7	6.5	11.1	1.9	11.4	13.4	n/a
Q3/15	12.2	6.3	12.6	1.7	13.4	11.5	n/a
Q4/15	14.5	7.0	10.7	6.0	10.0	6.6	n/a
Q1/16	10.3	5.7	8.9	3.8	12.4	10.5	11.3
Q2/16	8.0	6.4	8.7	4.1	10.4	8.2	16.0
Q3/16	7.8	6.1	9.3	0.9	11.4	7.5	6.9
Q4/16	7.2	7.0	8.4	0.3	10.5	7.3	14.5
Q1/17	5.3	4.0	8.2	1.7	9.4	3.5	9.0
Q2/17	2.7	2.6	6.9	3.5	4.1	n/a	4.7

* The above like-for-like/organic revenue figures are extracted from the published quarterly trading statements issued by Omnicom Group (“OMC”), Publicis Groupe (“Pub”), Interpublic Group (“IPG”), HAVAS (“Havas”) and Dentsu (“Dentsu”). Havas are due to report their 2017 first half results on 25 August 2017.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenue was down 0.3% in the first half, with net sales down 0.5%, with the gap compared to revenue growth reversing in the second quarter, as the impact of the Group’s investment in technology had an increasingly positive impact on net sales and as data investment management direct costs reduced. In the second quarter, like-for-like revenue was down 0.8%, lower than the first quarter’s growth of 0.2%, giving -0.3% for the first half, with net sales weaker at -1.7%, following +0.8% in the first quarter, giving -0.5% for the first half, against strong comparatives of 4.3% and 3.8% for revenue and net sales respectively, in the first half of 2016.

Global GDP growth remains muted in the nominal range 3.0%-3.5%, impacted by global socio-political issues, with significant top-line like-for-like growth amongst the S&P 500, for example, being virtually confined to the technology sectors and some above trend growth amongst HMOs in the pharmaceutical sector. With little inflation and, therefore, limited pricing power there is considerable focus on cost by client financial and procurement functions. These trends, that have been in place for much of the period since the Lehman crisis in 2008, have been increasingly reinforced more recently by technological disruption, cheap money, activist investors and zero-based budgeting models, which focus incumbents on short-term profitability and cost control. As a result, for example, fmcg or consumer packaged goods have been under consistent pressure in particular, sectors which account for approximately one-third of the Group’s revenue. All this has resulted in spending cuts, which, in turn, have produced little if any volume gains. In the long-term, this has resulted or will result in a further reduction in numbers of consumers or users, a serious warning sign that we believe will be countered in due course through increased marketing investment spending.

Operating profitability

Reported headline EBITDA was up 14.2% to £1.016 billion, passing £1 billion for the first time in a half-year, up 1.7% in constant currency. Reported headline operating profit was up 14.7% to £882 million from £769 million, up 1.9% in constant currency. As has been noted before, our profitability tends to be more skewed to the second half of the year compared with some of our competitors.

Reported headline net sales operating margins were up 0.2 margin points at 13.9%, flat in constant currency, and up 0.1 margin points on a like-for-like basis. Continued client pressure on costs and spending, particularly amongst packaged goods clients, was a significant element in keeping the Group’s operating margin flat in constant currency in the first half, and below the Group’s full year margin objective of 0.3 margin points improvement on a constant currency basis.

Given the significance of data investment management revenue to the Group, with none of our direct parent company competitors significantly present in that sector, net sales remain a much more meaningful measure of competitive comparative top line and margin performance. Net sales is a more appropriate measure because data investment management revenue includes pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection becomes more efficient. In addition, the Group’s media investment management sub-sector is increasingly buying digital media as principal and as a result, the subsequent billings to clients have to be accounted for as revenue, as well as billings. We know competitors do have significantly increasing barter, telesales, food broking and field marketing operations, where the same issue arises and which remain opaque and undisclosed. As a result, reporting practices should be standardised, although there is limited recognition of this to date. Thus, revenue and revenue growth rates will tend to increase, although net sales and net sales growth will remain unaffected and the latter will present a clearer picture of underlying performance. Because of these two significant factors, the Group, whilst continuing to report revenue and revenue growth, focuses even more on net sales and the net sales operating margin.

On a reported basis, net sales operating margins, before all incentives12, were 15.5%, down 0.4 margin points, compared with 15.9% last year. The Group’s staff costs to net sales ratio, including incentives, rose by 0.3 margin points to 65.7% compared with 65.4% in the first half of 2016. As noted above, in part this reflects the net sales deterioration in quarter two, with limited ability to quickly adjust the fixed cost base, although staff numbers have been reasonably well controlled, with average headcount, including acquisitions, rising 2.4% compared with the increase in constant currency net sales of 2.2%.

Operating costs

In the first half of 2017, headline operating costs13 increased by 14.0% and were up by 2.5% in constant currency, compared with reported net sales up 13.7% and constant currency net sales growth of 2.2%. Reported staff costs, excluding all incentives, were up 0.8 margin points at 64.0% of net sales and up 0.9 margin points in constant currency. Incentive costs amounted to £104.4 million or 11.1% of headline operating profits before incentives and income from associates, compared to £121.6 million last year, or 14.0%, a decrease of £17.2 million or 14.1%. Target incentive funding is set at 15% of operating profit before bonus and taxes, maximum at 20% and in some instances super-maximum at 25%. Reportable severance costs were £34.5 million versus £29.7 million for the same period last year. Variable staff costs were 6.1% of revenue and 7.1% of

[12]	Short and long-term incentives and the cost of share-based incentives
[13]

Excludes direct costs, goodwill impairment, amortisation and impairment of acquired intangibles, investment gains and write-downs, gains/losses on remeasurement of equity interests arising from a change in scope of ownership and restructuring costs net sales, at the higher end of historical ranges. Further improvement has been made in reducing the proportion of non-staff costs to net sales, including establishment, personal, commercial and office costs, with the non-staff costs ratio improving 0.2 margin points on a reportable basis and 0.1 margin points on a constant currency basis. Contribution from share of results of associates improved reportable margins by 0.4 margin points and 0.3 margin points in constant currency.

On a like-for-like basis, the average number of people in the Group, excluding associates, was 134,387 in the first half of the year, compared to 135,646 in the same period last year, a decrease of 0.9%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2017 was 133,931, down 1.8% compared to 136,406 at 30 June 2016. Since 1 January 2017, on a like-for-like basis, the number of people in the Group has decreased by 1.0% or over 1,400 at 30 June 2017, reflecting the continued caution by the Group’s operating companies in hiring and the usual seasonality of a relatively smaller absolute first half in comparison to the second half. On the same basis revenue decreased 0.3%, with net sales down 0.5%.

Exceptional gains and investment write-downs

In the first half of 2017, net exceptional losses amounted to £0.3 million, primarily relating to the Group’s share of net exceptional gains of associates, offset by restructuring costs. This compares with net exceptional losses in the first half of 2016 of £121.6 million, relating primarily to the write down of the Group’s investment in comScore.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were £88.6 million compared to £79.0 million in the first half of 2016, an increase of £9.6 million, or 12.2%, reflecting foreign exchange and higher levels of average net debt, partly offset by lower funding costs and more efficient management of cash pooling. The weighted average debt maturity is now 10 years, with a weighted average interest rate of 3.0% at 30 June 2017 versus 3.4% at 30 June 2016.

The headline tax rate rose by 1.0% to 22.0% (2016: 21.0%), reflecting the levels and mix of profits in the countries in which the Group operates. The tax rate on the reported profit before tax was 18.7% (2016: 33.7%), lower than the headline tax rate, largely because the revaluation of financial instruments were not taxable.

Earnings and dividend

Headline profit before tax was up 15.0% to £793 million from £690 million and up 1.8% in constant currency.

Reported profit before tax rose by 83.3% to £779 million from £425 million, or up 52.4% in constant currency. This reflected the significant difference between the net exceptional losses of £0.3 million in the first half of 2017, compared with the net exceptional losses of £121.6 million in the first half of last year. Reported profits attributable to share owners rose by 142.5% to £596 million from £246 million, again reflecting the impact of exceptional items in 2016. In constant currency, profits attributable to share owners rose by 92.1%.

Diluted headline earnings per share rose by 16.1% to 45.4p from 39.1p. In constant currency, diluted headline earnings per share rose by 2.4%. Diluted reported earnings per share rose by 146.6% to 46.6p from 18.9p and by 95.1% in constant currency, as a result of the net exceptional losses in the first half of 2016 compared with the first half of 2017.

As outlined in the 2015 Preliminary Announcement, the achievement of the previous targeted pay-out ratio of 45% one year ahead of schedule, raised the question of whether the pay-out ratio target should be increased further. Following that review, your Board decided to up the dividend pay-out ratio to a target of 50%, to be achieved by 2017, and as a result, dividends increased by an overall 17.0% in relation to 2015, and a dividend pay-out ratio of 47.7%. In 2016, dividends increased overall by a further 26.7% (including the proposed final dividend of 37.05p), reaching the recently targeted pay-out ratio of 50% one year ahead of schedule. Despite the modest improvement in constant currency operating profit and headline diluted earnings per share in the first half of 2017, your Board considers it appropriate to declare an interim dividend of 22.7p per share, an increase of 16.1%, in line with the increase in reported diluted earnings per share, and a pay-out ratio of 50% for the first half, in line with target. The record date for the interim dividend is 6 October 2017, payable on 6 November 2017. Further details of WPP’s financial performance are provided in Appendices 1-4.

Cyber-attack

On 27 June, the Group, together with several other multi-national companies who also had operating companies active in Ukraine using a piece of tax filing software, experienced a network cyber-attack, which led to a significant disruption of some of the Group’s operating companies, particularly at GroupM and the Y&R Group. However, despite the disruption, the majority of the Group’s systems were restored and operating normally within one week or so of the attack with the help of its IT partners led by IBM, with some remaining issues in a few locations, which are being worked through. Although there was some delay to certain financial processes, the Group did not experience any significant loss in revenue from clients or of data and believes that the cyber-attack cannot be blamed for the weaker performance in June and July. Whilst it is virtually impossible to prevent 100% of attacks of this nature, further measures are being taken to assess and strengthen our controls and recovery procedures.

Regional review

The pattern of revenue and net sales growth differed regionally. The tables below give details of revenue and net sales, revenue and net sales growth by region for the second quarter and first half of 2017, as well as the proportion of Group revenue and net sales and operating profit and operating margin by region;

Revenue analysis

£ million	Q2 2017	Δ reported	Δ constant[14]	Δ LFL[15]	% group	Q2 2016	% group
N. America	1,391	11.3%	-0.5%	-3.0%	36.6%	1,250	36.1%
United Kingdom	506	6.4%	6.4%	5.8%	13.3%	475	13.7%
W. Cont. Europe	767	5.6%	-2.5%	-3.2%	20.1%	726	21.0%
AP, LA, AME, CEE[16]	1,143	13.3%	0.8%	0.8%	30.0%	1,009	29.2%
Total Group	3,807	10.0%	0.3%	-0.8%	100.0%	3,460	100.0%

£ million	H1 2017	Δ reported	Δ constant	Δ LFL	% group	H1 2016	% group
N. America	2,767	13.4%	-0.4%	-3.0%	37.4%	2,440	37.3%
United Kingdom	979	5.6%	5.6%	4.5%	13.2%	927	14.2%
W. Cont. Europe	1,494	11.3%	1.8%	0.7%	20.2%	1,342	20.5%
AP, LA, AME, CEE	2,164	18.5%	3.2%	0.3%	29.2%	1,827	28.0%
Total Group	7,404	13.3%	1.9%	-0.3%	100.0%	6,536	100.0%

14 Percentage change at constant currency rates

15 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

16 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

Net sales analysis

£ million	Q2 2017	Δ reported	Δ constant	Δ LFL	% group	Q2 2016	% group
N. America	1,206	11.2%	-0.6%	-3.3%	36.9%	1,084	36.4%
United Kingdom	417	4.4%	4.4%	4.0%	12.8%	400	13.4%
W. Cont. Europe	633	4.8%	-3.4%	-4.2%	19.4%	604	20.3%
AP, LA, AME, CEE	1,006	13.0%	0.6%	-0.4%	30.9%	890	29.9%
Total Group	3,262	9.5%	-0.2%	-1.7%	100.0%	2,978	100.0%

£ million	H1 2017	Δ reported	Δ constant	Δ LFL	% group	H1 2016	% group
N. America	2,410	14.6%	0.7%	-2.2%	37.9%	2,103	37.6%
United Kingdom	813	5.0%	5.0%	3.8%	12.8%	775	13.8%
W. Cont. Europe	1,230	10.6%	1.0%	-0.3%	19.3%	1,112	19.9%
AP, LA, AME, CEE	1,909	19.0%	3.7%	-0.3%	30.0%	1,604	28.7%
Total Group	6,362	13.7%	2.2%	-0.5%	100.0%	5,594	100.0%

Operating profit analysis (Headline PBIT)

£ million	H1 2017	% margin*	H1 2016	% margin*
N. America	401	16.6%	349	16.6%
United Kingdom	112	13.8%	98	12.6%
W. Cont. Europe	153	12.4%	138	12.4%
AP, LA, AME, CEE	216	11.3%	184	11.5%
Total Group	882	13.9%	769	13.7%

* Headline PBIT as a percentage of net sales

North America like-for-like revenue decreased 3.0% in the second quarter, with like-for-like net sales down 3.3%, slightly worse than the first quarter, as parts of the Group’s advertising and media investment management, data investment management and healthcare businesses continued to come under pressure, together with a reduction in the pace of growth in the Group’s public relations and public affairs and digital, eCommerce and shopper marketing businesses. As a result, like-for-like revenue growth rates in the first half were the same as the first quarter at -3.0%, with like-for-like net sales -2.2%, compared with -1.1% in the first quarter.

United Kingdom like-for-like revenue, was up 5.8% in the second quarter, the strongest performing region, and a significant improvement on the first quarter growth of 3.2%, as the Group’s advertising and media investment management, branding & identity and digital, eCommerce and shopper marketing businesses improved over the first quarter.

Western Continental Europe, which remains uneven from a macro-economic point of view, slowed in the second quarter, following the strong growth in the first quarter, with like-for-like revenue down 3.2%, compared with growth of 5.3% in the first quarter. Austria, Finland, France, Germany, Italy, the Netherlands and Sweden all slowed in the second quarter, compared with the first quarter. Greece and Turkey were the only bright spots. Net sales showed a similar pattern to revenue, down 4.2% like-for-like, compared with growth of 4.3% in the first quarter.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, revenue growth showed some improvement over the first quarter, with like-for-like growth of 0.8%, compared with -0.1% in the first quarter. However, like-for-like net sales declined 0.4%, slightly worse than the -0.1% in the first quarter. Revenue growth in Asia Pacific and Latin America showed an improving trend, with Africa & the Middle East and Central & Eastern Europe slower.

Net sales growth showed a similar trend to revenue, although Asia Pacific was weaker. In South East Asia, India, the Group’s second largest market in the region, remains a shining beacon, with like-for-like net sales growth of 4.0% in the second quarter. Indonesia, Pakistan, the Philippines, Thailand and Vietnam all grew net sales well above the average, but Greater China remains sluggish as it was in the first quarter. Net sales growth in the BRICs17 slowed in the second quarter, as Brazil and Russia were more difficult. The Next 1118 continued to grow more strongly, but slower than the first quarter. CIVETS and MIST also continued to grow more strongly, but more slowly in the second quarter.

In Central & Eastern Europe, like-for-like net sales in the second quarter were affected by the slowdown in Russia, with the Czech Republic and Poland also performing less well. The bright spots were Hungary, Romania and Ukraine.

Primarily reflecting the usually lower first-half seasonal pattern, the continued higher growth rates in some mature markets, and generally weaker foreign exchange rates in so called faster growth markets, only 30.0% of the Group’s net sales came from Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, against the Group’s revised and strengthened strategic objective of 40-45% over the next three to four years. However, this was up over one percentage point compared with last year, reflecting in part the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia. The re-named WPP AUNZ became a listed subsidiary of the Group on 8 April 2016.

Business sector review

The pattern of revenue and net sales growth also varied by communications services sector and operating brand. The tables below give details of revenue and net sales, revenue and net sales growth by communications services sector, as well as the proportion of Group revenue and net sales for the second quarter and first half of 2017 and operating profit and operating margin by communications services sector;

Revenue analysis

£ million	Q2 2017	Δ reported	Δ constant[19]	Δ LFL[20]	% group	Q2 2016	% group
AMIM[21]	1,816	15.2%	5.2%	-0.2%	47.7%	1,576	45.6%
Data Inv. Mgt.[22]	669	2.7%	-6.2%	-4.6%	17.6%	652	18.8%
PR & PA23	293	12.6%	2.1%	0.6%	7.7%	260	7.5%
BI, HC & SC [24]	1,029	5.8%	-3.7%	0.1%	27.0%	972	28.1%
Total Group	3,807	10.0%	0.3%	-0.8%	100.0%	3,460	100.0%

£ million	H1 2017	Δ reported	Δ constant	Δ LFL	% group	H1 2016	% group
AMIM	3,489	17.7%	6.1%	0.0%	47.1%	2,963	45.4%
Data Inv. Mgt.	1,308	5.1%	-5.3%	-4.1%	17.7%	1,244	19.0%
PR & PA	584	16.9%	4.4%	2.4%	7.9%	499	7.6%
BI, HC & SC	2,023	10.6%	-0.8%	0.8%	27.3%	1,830	28.0%
Total Group	7,404	13.3%	1.9%	-0.3%	100.0%	6,536	100.0%

[17]	Brazil, Russia, India and China (accounting for over $1.2 billion revenue, including associates, in the first half)
[18]	Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey - the Group has no operations in Iran (accounting for over $500 million revenue, including associates, in the first half)
[19]	Percentage change at constant currency rates
[20]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[21]	Advertising, Media Investment Management
[22]	Data Investment Management
[23]	Public Relations & Public Affairs
[24]	Branding & Identity, Healthcare and Specialist Communications

Net sales analysis

£ million	Q2 2017	Δ reported	Δ constant	Δ LFL	% group	Q2 2016	% group
AMIM	1,466	12.6%	2.8%	-2.9%	44.9%	1,301	43.7%
Data Inv. Mgt.	513	4.9%	-4.3%	-2.8%	15.7%	489	16.4%
PR & PA	286	11.4%	1.1%	-0.1%	8.8%	256	8.6%
BI, HC & SC	997	7.0%	-2.6%	0.1%	30.6%	932	31.3%
Total Group	3,262	9.5%	-0.2%	-1.7%	100.0%	2,978	100.0%

£ million	H1 2017	Δ reported	Δ constant	Δ LFL	% group	H1 2016	% group
AMIM	2,830	16.8%	5.1%	-1.7%	44.5%	2,423	43.3%
Data Inv. Mgt.	997	8.1%	-2.9%	-1.9%	15.7%	922	16.5%
PR & PA	568	15.8%	3.4%	1.8%	8.9%	490	8.8%
BI, HC & SC	1,967	11.8%	0.4%	1.1%	30.9%	1,759	31.4%
Total Group	6,362	13.7%	2.2%	-0.5%	100.0%	5,594	100.0%

Operating profit analysis (Headline PBIT)

£ million	H1 2017	% margin*	H1 2016		% margin*
AMIM	432	15.3%	370	[25]	15.3%
Data Inv. Mgt.	129	13.0%	125		13.5%
PR & PA	80	14.0%	69	[25]	14.1%
BI, HC & SC	241	12.3%	205	[25]	11.7%
Total Group	882	13.9%	769		13.7%

* Headline PBIT as a percentage of net sales

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenue grew 5.2% in the second quarter, with like-for-like growth -0.2%, slightly down compared with the first quarter and continuing to reflect weaker trading conditions in the Group’s media investment management businesses in North America and the Middle East, together with slower growth in Western Continental Europe and the particularly strong comparative in the second quarter of last year of 5.4%. On the same basis net sales grew 2.8% and -2.9% respectively, with a reduction in the growth rate in the Group’s advertising businesses in most major markets, especially North America, Western Continental Europe and Asia Pacific, although the United Kingdom showed some improvement.

The Group gained a total of $4.246 billion in net new business wins (including all losses and excluding retentions) in the first half, a significant increase compared to $2.992 billion in the same period last year and which reflects improved net new business momentum and restored leadership in net new business league tables. Of this, J. Walter Thompson Company, Ogilvy & Mather Worldwide, Y&R and Grey generated net new business billings of $1.001 billion. Also, out of the Group total, GroupM, the Group’s media investment management company (which includes Mindshare, MEC/Maxus(Newco), MediaCom, GroupM Search, Xaxis and Essence), together with tenthavenue, generated net new business billings of $2.101 billion.

On a reportable basis, net sales margins were flat at 15.3%.

25 Re-classification of associate business now split between advertising and branding & identity, healthcare and specialist communications

Data Investment Management

On a like-for-like basis, data investment management revenue fell 4.6% in the second quarter, compared with -3.4% in the first quarter, with Western Continental Europe, Asia Pacific and Africa & the Middle East slower than the first quarter. North America, the United Kingdom and Latin America improved over the first quarter. Like-for-like net sales were down 2.8% in the second quarter compared with -0.8% in the first quarter, with all regions, except Latin America slowing. Reportable net sales margins fell 0.5 margin points, to 13.0%, reflecting the difficult trading conditions in the first half and the strong improvement of 1.8 margin points in the comparative period last year, partly offset by the benefits of the restructuring actions taken in 2016.

Public Relations and Public Affairs

Public relations and public affairs like-for-like revenue increased 0.6% in the second quarter, compared with 4.4% in the first quarter, which was the strongest performing sector. Like-for-like net sales showed a similar pattern, down 0.1% in the second quarter, compared with growth of 3.9% in the first quarter, with North America, Western Continental Europe and Asia Pacific slower, but the United Kingdom continued the strong growth seen in the first quarter with growth over 7%, with the Middle East also improving. Cohn & Wolfe and parts of the specialist public relations and public affairs businesses in the United States and Germany performed particularly well. Reportable net sales margins fell slightly, down 0.1 margin points, although Ogilvy Public Relations, Cohn & Wolfe, and the specialist public relations companies, Glover Park and Ogilvy Government Relations, showed improved margins in the first half.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding & identity, healthcare and specialist communications businesses (including digital, eCommerce and shopper marketing) like-for-like net sales grew 0.1% in the second quarter, compared with 2.2% in the first quarter. The Group’s healthcare businesses in the United States and digital, eCommerce and shopper marketing businesses in North America and Western Continental Europe performed less well, but the United Kingdom and Asia Pacific improved. Reportable net sales margins for this sector as a whole, were up 0.6 margin points, to 12.3%, with healthcare and specialist communications margins up strongly. Like-for-like, digital revenue now accounts for over 41% of Group revenue, up over 1 percentage point from the previous first half, and grew by 2.2% in the first half with net sales up 2.0%.

Associates, Investments, People, Countries, Clients, Horizontality

Including 100% of associates and investments, the Group has annual revenue of over $26 billion and over 200,000 full-time people in over 3,000 offices in 114 countries, now including Cuba and Iran (through an affiliation agreement). The Group, therefore, has access to an unparalleled breadth and depth of marketing communications resources. It services 354 of the Fortune Global 500 companies, 29 of the Dow Jones 30, 71 of the NASDAQ 100 and 813 national or multi-national clients in three or more disciplines. 545 clients are served in four disciplines and these clients account for over 52% of Group revenue. This reflects the increasing opportunities for coordination between activities, both nationally and internationally. The Group also works with 426 clients in 6 or more countries. The Group estimates that well over a third of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies. Horizontality, or making sure our people in different disciplines work together for the benefit of clients, is clearly becoming an increasingly important part of client strategies, particularly as they continue to invest in brand in slower-growth markets and both capacity and brand in faster-growth markets.

Cash flow highlights

In the first half of 2017, operating profit was £724 million, non-cash exceptional gains £6 million, depreciation, amortisation and impairment £232 million, non-cash share-based incentive charges £51 million, net interest paid £61 million, tax paid £254 million, capital expenditure £120 million and other net cash outflows £15 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share repurchases and dividends was, therefore, £551 million.

This free cash flow was absorbed by £241 million in net cash acquisition payments and investments (of which £62 million was for earnout payments with the balance of £179 million for investments and new acquisitions payments) and £290 million in share repurchases, a total outflow of £531 million. This resulted in a net cash inflow of £20 million, before any changes in working capital and also reflects our strategic objectives of investing approximately £300-£400 million annually in acquisitions and investments and executing share buy-backs of 2-3% of the issued share capital.

A summary of the Group’s unaudited cash flow statement and notes as at 30 June 2017 is provided in Appendix 1.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 23 transactions in the first six months; 9 acquisitions and investments were in new markets and 18 in quantitative and digital. Of these, 1 was driven by individual client or agency needs and 5 were in both new markets and quantitative and digital.

Specifically, in the first half of 2017, acquisitions and increased equity stakes have been completed in advertising and media investment management in the United States, Croatia, Russia, China and India; data investment management in the United Kingdom and Ireland; in digital, eCommerce & shopper marketing in the United States, the United Kingdom, Ireland, Spain and China.

A further 8 acquisitions and investments were made in July and August, with one in advertising and media investment management in Germany; one in branding & identity in Italy; and six in digital eCommerce & shopper marketing in the United States, France, the United Arab Emirates, China and Brazil.

Balance sheet highlights

Average net debt in the first six months of 2017 was £4.811 billion, compared to £4.390 billion in 2016, at 2017 exchange rates. This represents an increase of £421 million. Net debt at 30 June 2017 was £4.670 billion, compared to £4.249 billion on 30 June 2016, an increase of £421 million. The increased average and period end net debt figures, reflect the significant net acquisition spend, share buy-backs and dividends in the twelve months to 30 June 2017, a weakened pound sterling and the impact of the net debt acquired on the merger with STW in Australia.

Your Board continues to examine the allocation of its EBITDA of over £2.5 billion or over $3.2 billion, for the preceding twelve months and substantial free cash flow of almost £1.7 billion, or over $2.1 billion per annum, also for the previous twelve months, to enhance share owner value. The Group’s current market capitalisation of £20.3 billion ($26.0 billion) implies an EBITDA multiple of 8.0 times, on the basis of the trailing 12 months EBITDA to 30 June 2017. Including net debt at 30 June of £4.670 billion, the Group’s enterprise value to EBITDA multiple is 9.8 times. The average net debt to EBITDA ratio is under 1.9x, within the Group’s target range of 1.5-2.0x.

A summary of the Group’s unaudited balance sheet and notes as at 30 June 2017 is provided in Appendix 1.

Return of funds to share owners

As outlined in the 2015 Preliminary Announcement, the achievement of the previous targeted pay-out ratio of 45% one year ahead of schedule, raised the question of whether the pay-out ratio target should be increased further. Following that review, your Board decided to up the dividend pay-out ratio to a target of 50%, to be achieved by 2017, and as a result, dividends increased by an overall 17.0% in relation to 2015, and a dividend pay-out ratio of 47.7%. In 2016, dividends increased overall by a further 26.7% (including the proposed final dividend of 37.05p), reaching the recently targeted pay-out ratio of 50% one year ahead of schedule. Despite the modest improvement in constant currency operating profit and headline diluted earnings per share in the first half of 2017, your Board considers it appropriate to declare an interim dividend of 22.7p per share, an increase of 16.1%, in line with the increase in reported diluted earnings per share, and with the target pay-out ratio.

During the first six months of 2017, 16.5 million shares, or 1.3% of the issued share capital, were purchased at a cost of £290 million and an average price of £17.57 per share.

Current trading

In July, like-for-like revenue and net sales were down 4.1% and 2.6% respectively. All regions, except the United Kingdom, Latin America and Central & Eastern Europe showed lower revenue than the prior year and all sectors were down, with advertising & media investment management and data investment management the most affected. Cumulative like-for-like revenue and net sales growth for the first seven months of 2017 is now -0.9% and -0.8% respectively. The Group’s quarter 2 revised forecast, having been reviewed at the parent company level in the first half of August, indicates full year like-for-like revenue and net sales growth of between zero to 1.0%, lower than previous forecasts of 2%, with a stronger second half, partly reflecting easier comparatives in the second half of 2016.

Outlook

Macroeconomic and industry context

After another record year in 2016, the Group’s performance in the first seven months of the new financial year has been much tougher, as worldwide GDP growth, both nominal and real, seems to have slowed in the second half of last year and into the new year. Profitability, however, improved slightly in constant currency, with like-for-like margins up 0.1 margin points, although constant currency margins were flat in the first half. Net sales growth in the second quarter was less than the first quarter, with forecast client spending in quarter two under considerable pressure. Like-for-like revenue and net sales were down 0.3% and 0.5% respectively in the first six months, compared with up 4.3% and 3.8% in the same period last year. As client spending appears, at least at this stage, to be less predictable, our operating companies are still hiring cautiously and responding to any geographic, functional and client changes in revenue – positive or negative.

For almost a decade since the Lehman crisis of 2008, worldwide GDP has been growing steadily in the 3.0-4.0% range. The faster growth markets of the BRICs and Next 11 and the smaller markets of the CIVETS and MIST, centred mainly in Asia, Latin America, Africa & the Middle East and

Central & Eastern Europe, along with the accelerating penetration of digital media and ecommerce provided and continue to provide faster than the average growth opportunities. After all the next billion consumers are unlikely to come from North America or Western Europe, with or without the United Kingdom.

However, in the last year or so, growth has become even more difficult to find, perhaps due to increasing social, political and economic volatility, for example with the rise of populism typified by surprise election results in the United Kingdom and the United States and bumpy growth in three of the bigger BRIC countries of Brazil, Russia and China, although India continues to develop rapidly, despite introductions of demonetisation and a General Sales Tax. Even the growth of the digital marketplace has been dogged by issues such as measurability, viewability, fraud, and fake news, let alone the duopoly of Google and Facebook and the growing dominance of Amazon in so many spheres, including, but not exclusively, ecommerce, retail, cloud computing and content.

In a slower growth world, both more recently and post-Lehman, inflation has been negligible, perhaps also suppressed by digital deflation. As a result, clients have markedly less pricing power and finance and procurement departments are very focused on cost. In this world, it is, perhaps, not surprising that clients have reduced spending. If you look at the S&P 500 for example, significant like-for-like top line growth seems confined to the technology sector and ten or so HMOs in the pharmaceutical sector. Beyond these, top line growth is anaemic.

The effects of all this have been heightened by the more recent development of three significant forces. Firstly, digital disruption has demanded that incumbent or legacy businesses reboot their structures and reach their customers in new, primarily digitally driven ways. This can happen by driving their existing businesses to change, by establishing and developing new digital businesses and, finally, by making digital investments or through experimentation. Secondly, cheap money generated by central bank interest rate policy and bond buying to stimulate growth and counter austerity has lowered the cost of capital significantly enabling private equity and general investors to aggressively target investments. Many of our clients are being subjected to activist investment and pressure to reduce cost or restructure, which also reduces client spending. Finally, some investment groups are practiced in the art of zero-based budgeting, which also puts pressure on marketing costs, at least in the short-term.

Looking at our top 20 or so clients over the last two or three quarters, top line growth has been in the 2-3% range, with most if not all of it coming from pricing increases usually in Asia Pacific or Latin America. Volume gains have been hard to come by and in some cases volumes have fallen, which means less consumers or users, a big warning sign in any consumer focused business and which cannot be maintained in the long-run. As we know from our annual global 100 Top Brands BrandZ survey with the Financial Times over the last twelve years, like-for-like top line growth is the biggest driver of total share owner return and comes from investment in innovation and brand. Interestingly, a number of companies have already said they intend to ramp up spending in the second half of the year as sales volumes have weakened.

Not helping either in focusing on the long-term, is the average term life of S&P 500 and FTSE 100 CEOs at 6-7 years, CFOs at 4-5 years and CMOs at 2-3 years. As a result, it is not surprising that since Lehman at the end of 2008, the combined level of dividend payments and share buy-backs as a proportion of retained earnings at the S&P 500 has steadily risen from around 60 per cent of retained earnings to over 100%. In effect, managements are abrogating responsibility for reinvesting retained profits to their institutional investors. In fact, in seven of the last eight quarters the ratio has exceeded or almost reached 100%, tapering off in the last two quarters as stock market indices and share prices reached new highs and the relative attraction of buy-backs lessened.

Our industry is no different. Competition is fierce and as image in trade magazines, in particular, is crucial to many, account wins at any cost are paramount. There have been several examples recently of major groups being prepared to offer clients up-front discounts as an inducement to renew contracts, heavily reduced creative and media fees, extended payment terms (which are starting to show up on agency balance sheets), unlimited indirect liability for intellectual property liability and cash or pricing guarantees for media purchasing commitments, even though the latter are difficult for procurement departments to measure and monitor. As some say, you are only as strong as your weakest competitor. These practices cannot last and will only result eventually in poor financial performance and further consolidation, the premium being on long-term profitable growth. Our industry may be in danger of losing the plot. Once you accept benchmarking as a means of evaluation you become a cost and are viewed as a source of funding or insurance, rather than an investment or value added and recent industry results have reflected this increased pressure and inconsistencies. Some are storing up problems for the next generation of management.

Much has been made about the potential negative impact of the growth of digital marketing on our business model and the move by consultants, principally Accenture and Deloitte (our current auditors), into our industrial spaces. On the first, digital is now 41% of our revenues, representing the biggest industrial concentration of digital marketing firepower and Google and Facebook are our first and third largest media customers, with Facebook probably becoming our second largest this year. The consultants have certainly been mopping up some small, fragmented digital agencies, but there is little evidence so far of significant competitive penetration. The most significant pressures on client spending seems to be the impact of low growth and cheap money driving asset purchases, consolidation and zero-based budgeting. For the short-term, therefore, we have to weather the storm, focusing even more on our four core strategic objectives of horizontality, or providing clients with a seamlessly integrated effective and efficient marketing offer provided by our best people; on fast growth markets, where the new middle-class consumers will flourish; on digital as it becomes even more pervasive; and on technology, data and content, as they become even more integral to our clients’ marketing success. Considerable structural change has already taken place in 2017 beyond the creation of Teams and appointment of Country and Sub-Regional managers - including One Ogilvy; merger of MEC/Maxus to NewCo; Essence expansion; Kantar First; WPP Health & Wellness; B to D Group; Wunderman and POSSIBLE; Wunderman and Salmon.

Not surprising then that your Company’s top line revenue and net sales organic growth continues to be under pressure. For this year, growth is now forecast to be zero to 1.0% with weaker comparatives in the second half of 2016 aiding growth this year. Later this year and next year should also be aided by the impact of recent net new business wins and increased client spending to stimulate volume growth, along with easier comparatives.

2018 is unlikely to be much different. There seems little reason for an upside breakout in growth in terms of worldwide GDP growth, or indeed a downside breakout, despite the possibility of an increase in interest rates in the short-term. Indeed, interest rates, although they are likely to rise, are likely to continue to remain at relatively low relative levels historically, longer than some think. Whilst Trumponomics may well have resulted in an increase in the United States GDP growth rate with the United States the biggest ($18 trillion) GDP engine out of a total of $74 trillion worldwide, the limitations of the new administration seem to be jeopardising the anti-regulatory, infrastructure and tax reduction programme that was promised. In addition, continued political uncertainties in Europe, West and East, the Middle East, the PyeongChang Peninsula, Chinese focus on qualitative growth and the longer-term recovery of Latin America, probably mean that stronger growth will be harder to find outside the United States. America First, if the new

Administration’s plans are finally implemented, will almost definitely mean a stronger American economy, at least in the short- to medium-term.

2018 is also a mini-quadrennial year and will be stimulated by the Russian World Cup and the mid-term Congressional elections and, perhaps, the PyeongChang Winter Olympics. Nominal GDP growth should continue to grow in the 3.0-4.0% range, with advertising as a proportion remaining constant overall, with mature markets continuing at lower than pre-Lehman levels, counter-balanced by under-branded faster growth markets growing at faster rates.

Financial guidance

For 2017, reflecting the first half net sales growth and quarter 2 revised forecast:

∎	Like-for-like revenue and net sales growth of between zero and 1.0%

∎	Target operating margin to net sales improvement of 0.3 margin points on a constant currency basis in line with full year margin target

In 2017, our prime focus will remain on improving revenue and net sales, driven by our leading position in horizontality, faster growing geographic markets and digital, premier parent company creative and effectiveness position, new business and strategically targeted acquisitions. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes and by ensuring that the benefits of the restructuring investments taken in 2015 and 2016 continue to be realised. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of around 8% of net sales and should position the Group well if current market conditions deteriorate.

The Group continues to improve co-operation and coordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. We have decided that up to half of operating company incentive pools are funded and allocated on the basis of Group-wide performance in 2017 and beyond. Horizontality has been accelerated through the appointment of 50 global client leaders for our major clients, accounting for over one third of total revenue of almost $20 billion and 19 regional and country managers in a growing number of test markets and sub-regions, covering about half of the 113 countries in which we operate.

Focus has been laid on the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in coordinating communications services geographically and functionally through parent company initiatives and winning Group pitches. Whilst talent and creativity (in the broadest sense) remain key potential differentiators between us and our competitors, increasingly differentiation can also be achieved in three additional ways – through application of technology, for example, Xaxis, AppNexus and Triad; through integration of data investment management, for example, Kantar and comScore (now merged with Rentrak); and through investment in content companies, for example, Imagine, Vice, Media Rights Capital, Fullscreen, Indigenous Media, China Media Capital, and Refinery29.

In addition, strong and considered points of view on the adequacy of online and, indeed, offline measurement, on viewability, on internet fraud and transparency, on online media placement and brand safety and, finally, on fake news are all examples where further differentiation is important and can be secured through considered initiatives. With its leadership position, as the world’s largest media investment management operation, GroupM has developed a strong united point of view with its leading clients and associates, like AppNexus, in all these areas and has aligned with Kantar’s data investment management capabilities, for example, through comScore, to provide better capabilities. These philosophical differences and operational capabilities are extremely effective in responding to the trade association and regulatory issues that have been raised recently.

Our business remains geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

∎	Revenue and net sales growth greater than the industry average

∎

Improvement in net sales margin of 0.3 margin points or more, excluding the impact of currency, depending on net sales growth and staff costs to net sales ratio improvement of 0.2 margin points or more

∎	Annual headline diluted EPS growth of 10% to 15% p.a. delivered through revenue growth, margin expansion, acquisitions and share buy-backs

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Lisa Hau	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

Juliana Yeh		+852 2280 3790

www.wpp.com/investor

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Interim results for the six months ended 30 June 2017	19

Unaudited condensed consolidated interim income statement for the six months ended

30 June 2017

£ million	Notes	Six months ended 30 June 2017	Six months ended 30 June 2016	+/(-)%	Constant Currency[1] +/(-)%	Year ended 31 December 2016
Billings		26,906.4	25,318.8	6.3	(4.7)	55,245.2

Revenue	6	7,403.6	6,536.5	13.3	1.9	14,388.9
Direct costs		(1,041.7)	(942.7)	(10.5)	-	(1,991.1)
Net sales	6	6,361.9	5,593.8	13.7	2.2	12,397.8
Operating costs	4	(5,637.5)	(5,040.2)	(11.9)	(1.0)	(10,334.7)
Operating profit		724.4	553.6	30.9	12.6	2,063.1
Share of results of associates	4	59.5	15.9	274.2	205.0	49.8
Profit before interest and taxation		783.9	569.5	37.6	18.2	2,112.9
Finance income	5	44.9	43.1	4.2	(9.3)	80.4
Finance costs	5	(133.5)	(122.1)	(9.3)	1.3	(254.5)
Revaluation of financial instruments	5	83.9	(65.4)	-	-	(48.3)
Profit before taxation		779.2	425.1	83.3	52.4	1,890.5
Taxation	7	(145.5)	(143.1)	(1.7)	9.6	(388.9)
Profit for the period		633.7	282.0	124.7	80.6	1,501.6

Attributable to:
Equity holders of the parent		596.1	245.8	142.5	92.1	1,400.1
Non-controlling interests		37.6	36.2	(3.9)	7.6	101.5
		633.7	282.0	124.7	80.6	1,501.6

Headline PBIT	6,19	882.0	768.7	14.7	1.9	2,160.3
Net sales margin	6,19	13.9%	13.7%	0.2 [2]	-	17.4%
Headline PBT	19	793.4	689.7	15.0	1.8	1,986.2

Earnings per share
Basic earnings per ordinary share	9	47.1p	19.1p	146.6	94.8	109.6p
Diluted earnings per ordinary share	9	46.6p	18.9p	146.6	95.1	108.0p

1 The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary attached to this appendix.

2 Margin points.

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2017

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Profit for the period	633.7	282.0	1,501.6
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(257.8)	990.9	1,378.0
Loss on revaluation of available for sale investments	(0.4)	(1.4)	(93.1)
	(258.2)	989.5	1,284.9
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss on defined benefit pension plans	-	-	(15.9)
Deferred tax on defined benefit pension plans	-	-	(0.4)
	-	-	(16.3)
Other comprehensive (loss)/income relating to the period	(258.2)	989.5	1,268.6
Total comprehensive income relating to the period	375.5	1,271.5	2,770.2

Attributable to:
Equity holders of the parent	348.0	1,199.7	2,600.6
Non-controlling interests	27.5	71.8	169.6
	375.5	1,271.5	2,770.2

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2017

£ million	Notes	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Net cash inflow from operating activities	10	85.6	66.2	1,773.8
Investing activities
Acquisitions and disposals	10	(201.4)	(182.8)	(638.8)
Purchase of property, plant and equipment		(100.0)	(126.7)	(252.1)
Purchase of other intangible assets (including capitalised computer software)		(19.6)	(15.9)	(33.0)
Proceeds on disposal of property, plant and equipment		4.0	9.7	7.7
Net cash outflow from investing activities		(317.0)	(315.7)	(916.2)
Financing activities
Share option proceeds		4.1	5.3	27.2
Cash consideration for non-controlling interests	10	(39.3)	(43.4)	(58.3)
Share repurchases and buy-backs	10	(290.2)	(196.8)	(427.4)
Net increase/(decrease) in borrowings	10	894.8	(62.9)	(22.5)
Financing and share issue costs		(0.6)	(0.5)	(6.4)
Equity dividends paid		-	-	(616.5)
Dividends paid to non-controlling interests in subsidiary undertakings		(46.3)	(35.0)	(89.6)
Net cash inflow/(outflow) from financing activities		522.5	(333.3)	(1,193.5)
Net increase/(decrease) in cash and cash equivalents		291.1	(582.8)	(335.9)
Translation differences		17.8	237.3	291.9
Cash and cash equivalents at beginning of period		1,902.6	1,946.6	1,946.6
Cash and cash equivalents at end of period	10	2,211.5	1,601.1	1,902.6

Reconciliation of net cash flow to movement in net debt:
Net increase/(decrease) in cash and cash equivalents		291.1	(582.8)	(335.9)
Cash (inflow)/outflow from (increase)/decrease in debt financing		(894.2)	63.4	28.9
Debt acquired		-	(144.4)	(144.4)
Other movements		(7.4)	(46.4)	(2.3)
Translation differences		71.5	(327.9)	(466.0)
Movement of net debt in the period		(539.0)	(1,038.1)	(919.7)
Net debt at beginning of period		(4,130.5)	(3,210.8)	(3,210.8)
Net debt at end of period	11	(4,669.5)	(4,248.9)	(4,130.5)

Unaudited condensed consolidated interim balance sheet as at 30 June 2017

£ million	Notes	30 June 2017	30 June 2016	31 December 2016
Non-current assets
Intangible assets:
Goodwill	12	13,082.1	12,293.5	13,214.3
Other	13	2,111.3	2,036.7	2,217.3
Property, plant and equipment		930.5	925.9	968.7
Interests in associates and joint ventures		1,234.6	690.8	1,069.4
Other investments		1,171.5	1,303.7	1,310.3
Deferred tax assets		143.7	94.0	140.4
Trade and other receivables	14	214.3	254.9	204.9
		18,888.0	17,599.5	19,125.3
Current assets
Inventory and work in progress		443.2	408.8	400.4
Corporate income tax recoverable		260.2	224.2	231.2
Trade and other receivables	14	11,317.1	11,751.1	12,374.5
Cash and short-term deposits		2,856.0	2,147.4	2,436.9
		14,876.5	14,531.5	15,443.0
Current liabilities
Trade and other payables	15	(13,428.2)	(13,868.2)	(15,010.4)
Corporate income tax payable		(637.5)	(584.0)	(752.3)
Bank overdrafts and loans		(933.0)	(1,057.2)	(1,002.5)
		(14,998.7)	(15,509.4)	(16,765.2)
Net current liabilities		(122.2)	(977.9)	(1,322.2)
Total assets less current liabilities		18,765.8	16,621.6	17,803.1

Non-current liabilities
Bonds and bank loans		(6,592.5)	(5,339.1)	(5,564.9)
Trade and other payables	16	(1,119.4)	(1,122.0)	(1,273.8)
Deferred tax liabilities		(688.8)	(713.0)	(692.4)
Provisions for post-employment benefits		(271.5)	(260.4)	(276.5)
Provisions for liabilities and charges		(237.0)	(208.9)	(227.9)
		(8,909.2)	(7,643.4)	(8,035.5)
Net assets		9,856.6	8,978.2	9,767.6
Equity
Called-up share capital	17	133.2	133.0	133.2
Share premium account		566.3	540.5	562.2
Other reserves		952.1	824.4	1,185.2
Own shares		(1,121.6)	(760.7)	(962.0)
Retained earnings		8,889.3	7,782.5	8,405.9
Equity share owners’ funds		9,419.3	8,519.7	9,324.5
Non-controlling interests		437.3	458.5	443.1
Total equity		9,856.6	8,978.2	9,767.6

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2017

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2017	133.2	562.2	1,185.2	(962.0)	8,405.9	9,324.5	443.1	9,767.6
Ordinary shares issued	-	4.1	-	-	-	4.1	-	4.1
Treasury share additions	-	-	-	(144.9)	-	(144.9)	-	(144.9)
Treasury share allocations	-	-	-	0.7	(0.7)	-	-	-
Net profit for the period	-	-	-	-	596.1	596.1	37.6	633.7
Exchange adjustments on foreign currency net investments	-	-	(247.7)	-	-	(247.7)	(10.1)	(257.8)
Loss on revaluation of available for sale investments	-	-	(0.4)	-	-	(0.4)	-	(0.4)
Comprehensive (loss)/income	-	-	(248.1)	-	596.1	348.0	27.5	375.5
Dividends paid	-	-	-	-	-	-	(46.3)	(46.3)
Non-cash share-based incentive plans (including share options)	-	-	-	-	50.6	50.6	-	50.6
Tax adjustments on share-based payments	-	-	-	-	8.4	8.4	-	8.4
Net movement in own shares held by ESOP Trusts	-	-	-	(15.4)	(129.9)	(145.3)	-	(145.3)
Recognition/remeasurement of financial instruments	-	-	15.0	-	(2.5)	12.5	-	12.5
Acquisition of subsidiaries[1]	-	-	-	-	(38.6)	(38.6)	13.0	(25.6)
Balance at 30 June 2017	133.2	566.3	952.1	(1,121.6)	8,889.3	9,419.3	437.3	9,856.6

1 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2017 (continued)

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2016	132.9	535.3	(9.7)	(719.6)	7,698.5	7,637.4	378.4	8,015.8
Ordinary shares issued	0.1	5.2	-	-	-	5.3	-	5.3
Treasury share additions	-	-	-	(148.5)	-	(148.5)	-	(148.5)
Treasury share allocations	-	-	-	3.5	(3.5)	-	-	-
Net profit for the period	-	-	-	-	245.8	245.8	36.2	282.0
Exchange adjustments on foreign currency net investments	-	-	955.3	-	-	955.3	35.6	990.9
Loss on revaluation of available for sale investments	-	-	(1.4)	-	-	(1.4)	-	(1.4)
Comprehensive income	-	-	953.9	-	245.8	1,199.7	71.8	1,271.5
Dividends paid	-	-	-	-	-	-	(35.0)	(35.0)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	52.0	52.0	-	52.0
Tax adjustment on share-based payments	-	-	-	-	(37.8)	(37.8)	-	(37.8)
Net movement in own shares held by ESOP Trusts	-	-	-	103.9	(152.2)	(48.3)	-	(48.3)
Recognition/remeasurement of financial instruments	-	-	(2.3)	-	24.4	22.1	-	22.1
Share purchases – close period commitments	-	-	(117.5)	-	-	(117.5)	-	(117.5)
Acquisition of subsidiaries[1]	-	-	-	-	(44.7)	(44.7)	43.3	(1.4)
Balance at 30 June 2016	133.0	540.5	824.4	(760.7)	7,782.5	8,519.7	458.5	8,978.2
Ordinary shares issued	0.2	21.7	-	-	-	21.9	-	21.9
Treasury share additions	-	-	-	(126.0)	-	(126.0)	-	(126.0)
Treasury share allocations	-	-	-	0.4	(0.4)	-	-	-
Net profit for the period	-	-	-	-	1,154.3	1,154.3	65.3	1,219.6
Exchange adjustments on foreign currency net investments	-	-	354.6	-	-	354.6	32.5	387.1
Loss on revaluation of available for sale investments	-	-	(91.7)	-	-	(91.7)	-	(91.7)
Actuarial loss on defined benefit pension plans	-	-	-	-	(15.9)	(15.9)	-	(15.9)
Deferred tax on defined benefit pension plans	-	-	-	-	(0.4)	(0.4)	-	(0.4)
Comprehensive income	-	-	262.9	-	1,138.0	1,400.9	97.8	1,498.7
Dividends paid	-	-	-	-	(616.5)	(616.5)	(54.6)	(671.1)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	54.5	54.5	-	54.5
Tax adjustment on share-based payments	-	-	-	-	41.7	41.7	-	41.7
Net movement in own shares held by ESOP Trusts	-	-	-	(75.7)	(28.9)	(104.6)	-	(104.6)
Recognition/remeasurement of financial instruments	-	-	(19.6)	-	2.4	(17.2)	-	(17.2)
Share purchases – close period commitments			117.5	-	8.6	126.1	-	126.1
Acquisition of subsidiaries[1]	-	-	-	-	24.0	24.0	(58.6)	(34.6)
Balance at 31 December 2016	133.2	562.2	1,185.2	(962.0)	8,405.9	9,324.5	443.1	9,767.6

1 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited condensed consolidated interim financial statements

1.	Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited condensed consolidated interim financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB), IAS 34 Interim Financial Reporting and with the accounting policies of the Group which were set out on pages 177 to 184 of the 2016 Annual Report and Accounts. No changes have been made to the Group’s accounting policies in the period ended 30 June 2017.

Statutory Information and Independent Review

The unaudited condensed consolidated interim financial statements for the six months to 30 June 2017 and 30 June 2016 do not constitute statutory accounts. The financial information for the year ended 31 December 2016 does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2016 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 45.

The announcement of the interim results was approved by the board of directors on 23 August 2017.

3.	Currency conversion

The presentation currency of the Group is pound sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis. The 2017 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.2591 to the pound (period ended 30 June 2016: US$1.4330; year ended 31 December 2016: US$1.3547) and €1.1624 to the pound (period ended 30 June 2016: €1.2838; year ended 31 December 2016: €1.2234). The unaudited condensed consolidated interim balance sheet as at 30 June 2017 has been prepared using the exchange rates on that day of US$1.3008 to the pound (30 June 2016: US$1.3268; 31 December 2016: US$1.2345) and €1.1397 to the pound (30 June 2016: €1.1982; 31 December 2016: €1.1705).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited condensed consolidated interim income statement, is described in the glossary attached to this appendix.

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.	Operating costs and share of results of associates

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Staff costs	4,177.0	3,656.8	7,784.9
Establishment costs	443.9	395.2	836.5
Other operating costs	1,016.6	988.2	1,713.3
Total operating costs	5,637.5	5,040.2	10,334.7

Staff costs include:
£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Wages and salaries	2,919.1	2,520.4	5,395.6
Cash-based incentive plans	53.8	69.6	260.2
Share-based incentive plans	50.6	52.0	106.5
Social security costs	370.2	324.6	658.1
Pension costs	97.2	85.2	178.1
Severance	34.5	29.7	34.5
Other staff costs	651.6	575.3	1,151.9
	4,177.0	3,656.8	7,784.9
Staff cost to net sales ratio	65.7%	65.4%	62.8%

Other operating costs include:
£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Amortisation and impairment of acquired intangible assets	97.8	77.6	168.4
Gains on disposal of investments and subsidiaries	(5.9)	(19.5)	(44.3)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	0.2	38.9	(232.4)
Restructuring costs	19.2	10.5	27.4
Investment write-downs	-	83.3	86.1
Goodwill impairment	-	-	27.0

In 2017, restructuring costs of £19.2 million predominantly comprise severance costs arising from a structural reassessment of certain of the Group’s operations. In the period ended 30 June 2016, restructuring costs of £10.5 million predominantly comprise costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure.

In the period ended 30 June 2016, losses on remeasurement of equity interests arising from a change in scope of ownership primarily comprise losses of £24.0 million in relation to the merger of most of the Group’s Australian and New Zealand assets with STW Communications Group Limited in Australia. The re-named WPP AUNZ became a listed subsidiary of the Group on 8 April 2016. In the second half of 2016, a gain of £260.0 million was recognised in relation to the reclassification of the Group’s interest in the Imagina Group in Spain from other investments to interests in associates, resulting from WPP attaining significant influence in the period.

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.	Operating costs and share of results of associates (continued)

Investment write-downs in 2016 includes £79.6 million in relation to comScore Inc, which has not released any financial statements in relation to its 2015 or 2016 results due to an internal investigation by their Audit Committee. Following the announcement of this internal investigation, the market value of comScore Inc fell below the Group’s carrying value.

Share of results of associates include:

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Share of profit before interest and taxation	59.2	39.0	97.1
Share of exceptional gains/(losses)	13.2	(8.4)	(15.2)
Share of interest and non-controlling interests	(3.2)	(3.2)	(4.7)
Share of taxation	(9.7)	(11.5)	(27.4)
	59.5	15.9	49.8

5.	Finance income, finance costs and revaluation of financial instruments

Finance income includes:

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Income from available for sale investments	5.4	9.6	12.5
Interest income	39.5	33.5	67.9
	44.9	43.1	80.4

Finance costs include:

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Net interest expense on pension plans	3.3	3.2	6.7
Interest on other long-term employee benefits	1.7	1.3	2.7
Interest payable and similar charges	128.5	117.6	245.1
	133.5	122.1	254.5

Revaluation of financial instruments include:

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Movements in fair value of treasury instruments	5.0	(3.9)	(19.5)
Revaluation of put options over non-controlling interests	9.5	(23.5)	(17.2)
Revaluation of payments due to vendors (earnout agreements)	69.4	(38.0)	(11.6)
	83.9	(65.4)	(48.3)

Notes to the unaudited condensed consolidated interim financial statements (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Revenue
Advertising and Media Investment Management	3,488.9	2,963.4	6,547.3
Data Investment Management	1,307.6	1,243.6	2,661.1
Public Relations & Public Affairs	583.6	499.2	1,101.3
Branding & Identity, Healthcare and Specialist Communications	2,023.5	1,830.3	4,079.2
	7,403.6	6,536.5	14,388.9
Net sales
Advertising and Media Investment Management	2,830.2	2,423.0	5,413.5
Data Investment Management	996.7	921.7	1,994.0
Public Relations & Public Affairs	568.0	490.4	1,078.8
Branding & Identity, Healthcare and Specialist Communications	1,967.0	1,758.7	3,911.5
	6,361.9	5,593.8	12,397.8
Headline PBIT[1,4]
Advertising and Media Investment Management	431.8	369.7	1,027.2
Data Investment Management	129.2	124.7	351.5
Public Relations & Public Affairs	79.7	69.3	179.8
Branding & Identity, Healthcare and Specialist Communications	241.3	205.0	601.8
	882.0	768.7	2,160.3
Net sales margin[2,4]
Advertising and Media Investment Management	15.3%	15.3%	19.0%
Data Investment Management	13.0%	13.5%	17.6%
Public Relations & Public Affairs	14.0%	14.1%	16.7%
Branding & Identity, Healthcare and Specialist Communications	12.3%	11.7%	15.4%
	13.9%	13.7%	17.4%
Total assets
Advertising and Media Investment Management	15,189.9	15,150.7	15,984.9
Data Investment Management	4,075.2	4,046.0	3,167.2
Public Relations & Public Affairs	2,075.4	2,029.4	3,222.5
Branding & Identity, Healthcare and Specialist Communications	9,164.1	8,439.3	9,385.2
Segment assets	30,504.6	29,665.4	31,759.8
Unallocated corporate assets[3]	3,259.9	2,465.6	2,808.5
	33,764.5	32,131.0	34,568.3
Total liabilities
Advertising and Media Investment Management	(11,367.6)	(11,624.6)	(12,409.6)
Data Investment Management	(1,184.4)	(1,204.2)	(1,272.0)
Public Relations & Public Affairs	(451.1)	(473.5)	(542.1)
Branding & Identity, Healthcare and Specialist Communications	(2,053.0)	(2,157.2)	(2,564.9)
Segment liabilities	(15,056.1)	(15,459.5)	(16,788.6)
Unallocated corporate liabilities[3]	(8,851.8)	(7,693.3)	(8,012.1)
	(23,907.9)	(23,152.8)	(24,800.7)

1 Headline PBIT is defined in note 19.

2 Net sales margin is defined in note 19.

3 Included in unallocated corporate assets and liabilities are corporate income tax, deferred tax and net interest-bearing debt.

4 PBIT and net sales margins for the six months ended 30 June 2016 have been restated to reflect a reclassification between sectors of one of the Group’s associates.

Notes to the unaudited condensed consolidated interim financial statements (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Revenue
North America[1]	2,766.6	2,440.5	5,280.8
United Kingdom	978.7	927.0	1,866.3
Western Continental Europe	1,493.8	1,341.7	2,943.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	2,164.5	1,827.3	4,298.6
	7,403.6	6,536.5	14,388.9
Net sales
North America[1]	2,409.4	2,103.2	4,603.7
United Kingdom	813.3	774.8	1,587.6
Western Continental Europe	1,230.0	1,112.0	2,425.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,909.2	1,603.8	3,781.0
	6,361.9	5,593.8	12,397.8
Headline PBIT[2]
North America[1]	400.9	349.1	895.4
United Kingdom	112.4	97.8	261.4
Western Continental Europe	153.1	137.8	351.7
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	215.6	184.0	651.8
	882.0	768.7	2,160.3
Net sales margin[3]
North America	16.6%	16.6%	19.4%
United Kingdom	13.8%	12.6%	16.5%
Western Continental Europe	12.4%	12.4%	14.5%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	11.3%	11.5%	17.2%
	13.9%	13.7%	17.4%

1 North America includes the US with revenue of £2,617.1 million (period ended 30 June 2016: £2,320.8 million; year ended 31 December 2016: £5,005.8 million), net sales of £2,282.0 million (period ended 30 June 2016: £1,998.0 million; year ended 31 December 2016: £4,365.1 million) and headline PBIT of £382.2 million (period ended 30 June 2016: £334.4 million; year ended 31 December 2016: £849.4 million).

2 Headline PBIT is defined in note 19.

3 Net sales margin is defined in note 19.

Notes to the unaudited condensed consolidated interim financial statements (continued)

7.	Taxation

The headline tax rate was 22.0% (30 June 2016: 21.0%; 31 December 2016: 21.0%). The tax rate on reported PBT was 18.7% (30 June 2016: 33.7%; 31 December 2016: 20.6%). The reported tax rate is lower than the headline tax rate largely due to the revaluation of financial instruments not being taxable.

The tax charge comprises:

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Corporation tax
Current year	164.8	154.8	569.4
Prior years	(11.5)	(22.2)	(80.3)
	153.3	132.6	489.1
Deferred tax
Current year	(5.4)	2.4	(88.0)
Prior years	(2.4)	8.1	(12.2)
	(7.8)	10.5	(100.2)
Tax charge	145.5	143.1	388.9
The calculation of the headline tax rate is as follows:
£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Headline PBT[1]	793.4	689.7	1,986.2
Tax charge	145.5	143.1	388.9
Tax credit/(charge) relating to restructuring costs	4.1	0.5	(3.0)
Tax charge relating to gains on disposal of investments and subsidiaries	(0.9)	(7.7)	(1.1)
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	25.8	8.9	29.2
Deferred tax relating to gains on disposal of investments and subsidiaries	-	-	3.2
Headline tax charge	174.5	144.8	417.2
Headline tax rate	22.0%	21.0%	21.0%

8.	Ordinary dividends

The Board has recommended an interim dividend of 22.7p (2016: 19.55p) per ordinary share. This is expected to be paid on 6 November 2017 to share owners on the register at 6 October 2017. The Board recommended a final dividend of 37.05p per ordinary share in respect of 2016. This was paid on 3 July 2017.

1 Headline PBT is defined in note 19.

Notes to the unaudited condensed consolidated interim financial statements (continued)

9.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	Six months ended 30 June 2017		Six months ended 30 June 2016		+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2016
Reported earnings[1] (£ million)	596.1		245.8				1,400.1
Headline earnings (£ million) (note 19)	581.3		508.7				1,467.5
Average shares used in basic EPS calculation (million)	1,266.2		1,284.0				1,277.8
Reported EPS	47.1	p	19.1	p	146.6	94.8	109.6	p
Headline EPS	45.9	p	39.6	p	15.9	2.2	114.8	p

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

	Six months ended 30 June 2017		Six months ended 30 June 2016		+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2016
Diluted reported earnings (£ million)	596.1		245.8				1,400.1
Diluted headline earnings (£ million)	581.3		508.7				1,467.5
Shares used in diluted EPS calculation (million)	1,279.7		1,300.0				1,296.0
Diluted reported EPS	46.6	p	18.9	p	146.6	95.1	108.0	p
Diluted headline EPS	45.4	p	39.1	p	16.1	2.4	113.2	p

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Average shares used in basic EPS calculation	1,266.2	1,284.0	1,277.8
Dilutive share options outstanding	2.1	2.2	2.4
Other potentially issuable shares	11.4	13.8	15.8
Shares used in diluted EPS calculation	1,279.7	1,300.0	1,296.0

At 30 June 2017 there were 1,332,271,372 ordinary shares in issue.

1 Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 21:

Net cash inflow from operating activities:

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Profit for the period	633.7	282.0	1,501.6
Taxation	145.5	143.1	388.9
Revaluation of financial instruments	(83.9)	65.4	48.3
Finance costs	133.5	122.1	254.5
Finance income	(44.9)	(43.1)	(80.4)
Share of results of associates	(59.5)	(15.9)	(49.8)
Operating profit	724.4	553.6	2,063.1
Adjustments for:
Non-cash share-based incentive plans (including share options)	50.6	52.0	106.5
Depreciation of property, plant and equipment	115.6	102.6	220.8
Goodwill impairment	-	-	27.0
Amortisation and impairment of acquired intangible assets	97.8	77.6	168.4
Amortisation of other intangible assets	18.3	17.9	38.6
Investment write-downs	-	83.3	86.1
Gains on disposal of investments and subsidiaries	(5.9)	(19.5)	(44.3)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	0.2	38.9	(232.4)
Losses on sale of property, plant and equipment	0.1	0.2	0.8
Operating cash flow before movements in working capital and provisions	1,001.1	906.6	2,434.6
Movements in trade working capital[1]	(257.8)	(151.4)	118.3
Movements in other receivables, payables and provisions	(365.7)	(404.4)	(269.6)
Cash generated by operations	377.6	350.8	2,283.3
Corporation and overseas tax paid	(254.2)	(249.5)	(414.2)
Interest and similar charges paid	(96.6)	(116.7)	(242.1)
Interest received	35.2	35.3	73.9
Investment income	5.4	9.6	12.5
Dividends received from associates	18.2	36.7	60.4
	85.6	66.2	1,773.8

Acquisitions and disposals:

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Initial cash consideration	(108.6)	(108.3)	(424.1)
Cash and cash equivalents acquired (net)	15.7	37.9	57.3
Earnout payments	(61.7)	(20.5)	(92.3)
Purchase of other investments (including associates)	(52.6)	(121.9)	(260.2)
Proceeds on disposal of investments and subsidiaries	5.8	30.0	80.5
Acquisitions and disposals	(201.4)	(182.8)	(638.8)
Cash consideration for non-controlling interests	(39.3)	(43.4)	(58.3)
Net acquisition payments and investments	(240.7)	(226.2)	(697.1)

1 The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.	Analysis of cash flows (continued)

Share repurchases and buy-backs:

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Purchase of own shares by ESOP Trusts	(145.3)	(48.3)	(152.9)
Shares purchased into treasury	(144.9)	(148.5)	(274.5)
	(290.2)	(196.8)	(427.4)

Net increase/(decrease) in borrowings:

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Increase in drawings on bank loans	1,080.8	329.2	(30.4)
Proceeds from issue of €250 million bonds	214.0	-	-
Repayment of £400 million bonds	(400.0)	-	-
Repayment of €498 million bonds	-	(392.1)	(392.1)
Proceeds from issue of £400 million bonds	-	-	400.0
	894.8	(62.9)	(22.5)

Cash and cash equivalents:

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Cash at bank and in hand	2,524.9	1,985.7	2,256.2
Short-term bank deposits	331.1	161.7	180.7
Overdrafts[1]	(644.5)	(546.3)	(534.3)
	2,211.5	1,601.1	1,902.6

11.	Net debt

£ million	30 June 2017	30 June 201640	31 December 2016
Cash and short-term deposits	2,856.0	2,147.4	2,436.9
Bank overdrafts and loans due within one year	(933.0)	(1,057.2)	(1,002.5)
Bonds and bank loans due after one year	(6,592.5)	(5,339.1)	(5,564.9)
	(4,669.5)	(4,248.9)	(4,130.5)

1 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.	Net debt (continued)

The Group estimates that the fair value of corporate bonds is £5,868.2 million at 30 June 2017 (30 June 2016: £5,633.0 million; 31 December 2016: £6,101.4 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	30 June 2017	30 June 2016	31 December 2016
Within one year	(463.4)	(678.4)	(582.9)
Between one and two years	(423.7)	(365.2)	(389.5)
Between two and three years	(1,221.2)	(361.9)	(893.0)
Between three and four years	(358.6)	(652.8)	(369.1)
Between four and five years	(1,778.3)	(343.0)	(812.9)
Over five years	(5,009.2)	(5,258.1)	(5,144.7)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(9,254.4)	(7,659.4)	(8,192.1)
Short-term overdrafts – within one year	(644.5)	(546.3)	(534.3)
Future anticipated cash flows	(9,898.9)	(8,205.7)	(8,726.4)
Effect of discounting/financing rates	2,373.4	1,809.4	2,159.0
Debt financing	(7,525.5)	(6,396.3)	(6,567.4)
Cash and short-term deposits	2,856.0	2,147.4	2,436.9
Net debt	(4,669.5)	(4,248.9)	(4,130.5)

12.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings decreased by £132.2 million (30 June 2016: increased by £1,622.9 million) in the period. This movement primarily relates to the effect of currency translation and also includes both goodwill arising on acquisitions completed in the period and adjustments to goodwill relating to acquisitions completed in prior years.

The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period or between 30 June 2017 and the date the interim financial statements were approved.

Notes to the unaudited condensed consolidated interim financial statements (continued)

13.	Other intangible assets

The following are included in other intangibles:

£ million	30 June 2017	30 June 2016	31 December 2016
Brands with an indefinite useful life	1,108.7	1,083.4	1,141.3
Acquired intangibles	896.6	846.8	972.5
Other (including capitalised computer software)	106.0	106.5	103.5
	2,111.3	2,036.7	2,217.3

14.	Trade and other receivables

Amounts falling due within one year:

£ million	30 June 2017	30 June 2016	31 December 2016
Trade receivables	6,901.7	7,340.2	8,054.2
VAT and sales taxes recoverable	187.7	146.5	157.2
Prepayments	404.0	363.3	310.0
Accrued income	3,385.3	3,412.8	3,353.8
Fair value of derivatives	1.9	15.2	14.7
Other debtors	436.5	473.1	484.6
	11,317.1	11,751.1	12,374.5

Amounts falling due after more than one year:

£ million	30 June 2017	30 June 2016	31 December 2016
Prepayments	4.3	3.5	3.7
Accrued income	21.9	14.5	9.5
Fair value of derivatives	12.2	64.8	8.3
Other debtors	175.9	172.1	183.4
	214.3	254.9	204.9

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

Notes to the unaudited condensed consolidated interim financial statements (continued)

15.	Trade and other payables: amounts falling due within one year

£ million	30 June 2017	30 June 2016	31 December 2016
Trade payables	9,087.5	9,379.8	10,308.3
Deferred income	1,188.3	1,216.4	1,312.7
Payments due to vendors (earnout agreements)	283.9	234.6	277.5
Liabilities in respect of put option agreements with vendors	36.7	49.5	51.0
Fair value of derivatives	2.8	6.4	4.1
Share purchases – close period commitments	-	119.6	-
Other creditors and accruals	2,829.0	2,861.9	3,056.8
	13,428.2	13,868.2	15,010.4

The Group considers that the carrying amount of trade and other payables approximates their fair value.

16.	Trade and other payables: amounts falling due after more than one year

£ million	30 June 2017	30 June 2016	31 December 2016
Payments due to vendors (earnout agreements)	586.8	651.7	699.0
Liabilities in respect of put option agreements with vendors	232.6	223.3	246.0
Fair value of derivatives	-	1.3	1.8
Other creditors and accruals	300.0	245.7	327.0
	1,119.4	1,122.0	1,273.8

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout-related obligations:

£ million	30 June 2017	30 June 2016	31 December 2016
Within one year	283.9	234.6	277.5
Between 1 and 2 years	163.0	153.1	220.1
Between 2 and 3 years	167.0	168.7	170.2
Between 3 and 4 years	148.5	174.3	176.6
Between 4 and 5 years	83.5	121.1	122.4
Over 5 years	24.8	34.5	9.7
	870.7	886.3	976.5

The Group’s approach to payments due to vendors is outlined in note 21.

Notes to the unaudited condensed consolidated interim financial statements (continued)

16.	Trade and other payables: amounts falling due after more than one year (continued)

The following table sets out the movements of deferred and earnout related obligations during the period:

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
At the beginning of the period	976.5	581.3	581.3
Earnouts paid	(61.7)	(20.5)	(92.3)
New acquisitions	71.4	185.3	359.5
Revision of estimates taken to goodwill	(23.2)	38.9	28.4
Revaluation of payments due to vendors (note 5)	(69.4)	38.0	11.6
Exchange adjustments	(22.9)	63.3	88.0
At the end of the period	870.7	886.3	976.5

The Group does not consider there to be any material contingent liabilities as at 30 June 2017.

17.	Issued share capital – movement in the period

Number of equity ordinary shares (million)	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
At the beginning of the period	1,331.9	1,329.4	1,329.4
Exercise of share options	0.4	0.6	2.5
At the end of the period	1,332.3	1,330.0	1,331.9

18.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the periods presented.

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Non-GAAP measures of performance

Management includes non-GAAP measures as they consider these measures to be both useful and necessary. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Reconciliation of profit before interest and taxation to headline PBIT for the six months ended 30 June 2017:

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Profit before interest and taxation	783.9	569.5	2,112.9
Amortisation and impairment of acquired intangible assets	97.8	77.6	168.4
Goodwill impairment	-	-	27.0
Gains on disposal of investments and subsidiaries	(5.9)	(19.5)	(44.3)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	0.2	38.9	(232.4)
Investment write-downs	-	83.3	86.1
Restructuring costs	19.2	10.5	27.4
Share of exceptional (gains)/losses of associates	(13.2)	8.4	15.2
Headline PBIT	882.0	768.7	2,160.3

Finance income	44.9	43.1	80.4
Finance costs	(133.5)	(122.1)	(254.5)
	(88.6)	(79.0)	(174.1)

Interest cover on headline PBIT	10.0 times	9.7 times	12.4 times

Calculation of headline EBITDA:

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Headline PBIT (as above)	882.0	768.7	2,160.3
Depreciation of property, plant and equipment	115.6	102.6	220.8
Amortisation of other intangible assets	18.3	17.9	38.6
Headline EBITDA	1,015.9	889.2	2,419.7

Net sales margin before and after share of results of associates:

£ million	Margin	Six months ended 30 June 2017	Margin	Six months ended 30 June 2016	Margin	Year ended 31 December 2016
Net sales		6,361.9		5,593.8		12,397.8
Headline PBIT	13.9%	882.0	13.7%	768.7	17.4%	2,160.3
Share of results of associates (excluding exceptional gains/losses)		46.3		24.3		65.0
Headline PBIT excluding share of results of associates	13.1%	835.7	13.3%	744.4	16.9%	2,095.3

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of profit before taxation to headline PBT and headline earnings for the six months ended 30 June 2017:

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Profit before taxation	779.2	425.1	1,890.5
Amortisation and impairment of acquired intangible assets	97.8	77.6	168.4
Goodwill impairment	-	-	27.0
Gains on disposal of investments and subsidiaries	(5.9)	(19.5)	(44.3)
Losses/(gains) on remeasurement of equity interests arising from a change in scope of ownership	0.2	38.9	(232.4)
Investment write-downs	-	83.3	86.1
Restructuring costs	19.2	10.5	27.4
Share of exceptional (gains)/losses of associates	(13.2)	8.4	15.2
Revaluation of financial instruments	(83.9)	65.4	48.3
Headline PBT	793.4	689.7	1,986.2
Headline tax charge (note 7)	(174.5)	(144.8)	(417.2)
Non-controlling interests	(37.6)	(36.2)	(101.5)
Headline earnings	581.3	508.7	1,467.5
Ordinary dividends[1]	302.4	247.9	616.5
Dividend cover on headline earnings	1.9 times	2.1 times	2.4 times

Reconciliation of free cash flow for the six months ended 30 June 2017:

£ million	Six months ended 30 June 2017	Six months ended 30 June 2016	Year ended 31 December 2016
Cash generated by operations	377.6	350.8	2,283.3
Plus:
Interest received	35.2	35.3	73.9
Investment income	5.4	9.6	12.5
Dividends received from associates	18.2	36.7	60.4
Share option proceeds	4.1	5.3	27.2
Proceeds on disposal of property, plant and equipment	4.0	9.7	7.7
Movements in trade working capital	257.8	151.4	(118.3)
Movements in other receivables, payables and provisions	365.7	404.4	269.6
Less:
Interest and similar charges paid	(96.6)	(116.7)	(242.1)
Purchase of property, plant and equipment	(100.0)	(126.7)	(252.1)
Purchase of other intangible assets (including capitalised computer software)	(19.6)	(15.9)	(33.0)
Corporation and overseas tax paid	(254.2)	(249.5)	(414.2)
Dividends paid to non-controlling interests in subsidiary undertakings	(46.3)	(35.0)	(89.6)
Free cash flow	551.3	459.4	1,585.3

1 For the six months ended 30 June 2017, ordinary dividends represent an estimate of the 2017 interim dividend expected to be paid to share owners in November 2017, based on the number of shares in issue at 30 June 2017. The corresponding figure for the six months ended 30 June 2016 represents the 2016 interim dividend paid in November 2016.

Notes to the unaudited condensed consolidated interim financial statements (continued)

20.	Going concern and risk management policies

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 30 June 2017, the Group has access to £7.8 billion of committed facilities with maturity dates spread over the years 2018 to 2046 as illustrated below:

£ million	Maturity by year
		2018	2019	2020	2021	2022+
£ bonds £400m (2.875% ’46)	400.0					400.0
US bond $500m (5.625% ’43)	384.4					384.4
US bond $300m (5.125% ’42)	230.6					230.6
Eurobonds €600m (1.625% ’30)	526.5					526.5
Eurobonds €750m (2.25% ’26)	658.1					658.1
US bond $750m (3.75% ’24)	576.6					576.6
Eurobonds €750m (3.0% ’23)	658.1					658.1
US bond $500m (3.625% ’22)	384.4					384.4
US bond $812m (4.75% ’21)	624.5				624.5
Bank revolver ($2,500m)	1,921.9				1,921.9
£ bonds £200m (6.375% ’20)	200.0			200.0
Eurobonds €250m (3m EURIBOR + 0.32% ’20)	219.4			219.4
Eurobonds €600m (0.75% ’19)	526.5		526.5
Bank revolver (A$520m)	306.9		306.9
Eurobonds €252m (0.43% ’18)	221.0	221.0
Total committed facilities available	7,838.9	221.0	833.4	419.4	2,546.4	3,818.7
Drawn down facilities at 30 June 2017	6,880.9	221.0	779.5	419.4	1,642.3	3,818.7
Undrawn committed credit facilities	958.0
Drawn down facilities at 30 June 2017	6,880.9
Net cash at 30 June 2017	(2,211.5)
Other adjustments	0.1
Net debt at 30 June 2017	4,669.5

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2016 Annual Report and Accounts and in the opinion of the Board remain relevant for the remaining six months of the year.

Notes to the unaudited condensed consolidated interim financial statements (continued)

21.	Financial instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

£ million	Level 1	Level 2	Level 3
30 June 2017
Derivatives in designated hedge relationships
Derivative assets	-	13.3	-
Derivative liabilities	-	(0.8)	-
Held for trading
Derivative assets	-	0.8	-
Derivative liabilities	-	(2.0)	-
Payments due to vendors (earnout agreements) (note 16)	-	-	(870.7)
Liabilities in respect of put options	-	-	(269.3)
Available for sale
Other investments	379.0	-	855.6

Reconciliation of level 3 fair value measurements1:

£ million	Liabilities in respect of put options	Other investments
1 January 2017	(297.0)	881.0
Gains recognised in the income statement	9.5	-
Gains recognised in other comprehensive income	-	30.1
Exchange adjustments	4.2	(41.8)
Additions	(1.2)	43.4
Cancellations	1.6	-
Reclassifications from other investments to interests in associates	-	(57.1)
Settlements	13.6	-
30 June 2017	(269.3)	855.6

1 Payments due to vendors (earnout agreements) are reconciled in note 16.

Notes to the unaudited condensed consolidated interim financial statements (continued)

21.	Financial instruments (continued)

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IAS 39. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 30 June 2017, the weighted average growth rate in estimating future financial performance was 25.4%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 30 June 2017 was 1.6%.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £11.7 million and £14.1 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £13.4 million and £13.8 million, respectively. An increase in the liability would result in a loss in the revaluation of financial instruments (note 5), while a decrease would result in a gain.

Other investments

Other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate. The sensitivity to changes in unobservable inputs is specific to each individual investment.

Notes to the unaudited condensed consolidated interim financial statements (continued)

22.	Principal risks and uncertainties

The Board has carried out a robust assessment of the principal risks and uncertainties affecting the Group and these are summarised below:

Clients

∎

The Group competes for clients in a highly competitive industry and client loss or consolidation or a reduction in marketing budgets due to economic conditions, may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

∎

The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

Data Security

∎	Existing and proposed data protection laws may restrict the Group’s activities and increase our costs.
∎

The Group is carrying out an IT transformation project and will rely on third parties for the performance of a significant part of its information technology and operational functions. A failure to provide these functions could have an adverse effect on the Group’s business.

∎

The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external threats that are increasing in sophistication as well as internal breaches.

Financial

∎	The Group is subject to credit risk through the default of a client or other counterparty.

Operational

∎	The Group’s performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place in relation to the Group’s increased proprietary trading.

People and Succession

∎

The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles at the parent and operating companies.

Regulatory, Sanctions, Anti-Trust and Taxation

∎	The Group may be subject to regulations restricting its activities or effecting changes in taxation.
∎	The Group is subject to anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.
∎

Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.

∎

The Group is subject to the laws of the United States, EU and other jurisdictions regulating and imposing sanctions on the supply of services to certain countries. Failure to comply with these laws could expose the Group to civil and criminal penalties.

Responsibility statement

We confirm that to the best of our knowledge:

a)	the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’;
b)

the interim management report and note 22 includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

c)	the interim management report and note 18 includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein).

Signed on behalf of the Board on 23 August 2017.

P W G Richardson

Group finance director

Independent review report to WPP plc

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2017 which comprises the condensed consolidated interim income statement, statement of comprehensive income, cash flow statement, balance sheet, statement of changes in equity and related notes 1 to 22. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union and issued by the International Accounting Standards Board. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as adopted by the European Union and issued by the International Accounting Standards Board.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2017 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Deloitte LLP

Statutory Auditor

London, UK

23 August 2017

Appendix 2: Interim results for the six months ended 30 June 2017 in reportable US Dollars1

Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2017

$ million	Six months ended 30 June 2017	Six months ended 30 June 2016	+/(-)%	Year ended 31 December 2016
Billings	33,903.0	36,289.8	(6.6)	74,439.6

Revenue	9,327.5	9,366.7	(0.4)	19,379.3
Direct costs	(1,312.8)	(1,351.1)	2.8	(2,688.6)
Net sales	8,014.7	8,015.6	-	16,690.7
Operating costs	(7,097.6)	(7,222.6)	1.7	(13,989.6)
Operating profit	917.1	793.0	15.6	2,701.1
Share of results of associates	75.8	22.7	233.9	65.3
Profit before interest and taxation	992.9	815.7	21.7	2,766.4
Finance income	56.8	62.2	(8.7)	109.6
Finance costs	(168.1)	(175.5)	4.2	(344.1)
Revaluation of financial instruments	107.4	(92.9)	-	(71.4)
Profit before taxation	989.0	609.5	62.3	2,460.5
Taxation	(183.9)	(204.5)	10.1	(516.7)
Profit for the period	805.1	405.0	98.8	1,943.8

Attributable to:
Equity holders of the parent	757.4	353.1	114.5	1,808.7
Non-controlling interests	47.7	51.9	8.1	135.1
	805.1	405.0	98.8	1,943.8

Headline PBIT	1,116.2	1,100.2	1.5	2,864.6
Net sales margin	13.9%	13.7%	0.2 [2]	17.2%
Headline PBT	1,004.9	986.9	1.8	2,630.1

Reported earnings per share[3]
Basic earnings per ordinary share	59.8 ¢	27.5 ¢	117.5	141.5 ¢
Diluted earnings per ordinary share	59.2 ¢	27.2 ¢	117.6	139.6 ¢

Headline earnings per share[3]
Basic earnings per ordinary share	58.2 ¢	56.7 ¢	2.6	151.6 ¢
Diluted earnings per ordinary share	57.6 ¢	56.0 ¢	2.9	149.5 ¢

1 The unaudited condensed consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the presentation currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of US$1.2591 to the pound for the period ended 30 June 2017 (period ended 30 June 2016: US$1.4330; year ended 31 December 2016: US$1.3547).

2 Margin points.

3 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Appendix 3: Interim results for the six months ended 30 June 2017 in reportable Euro1

Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2017

€ million	Six months ended 30 June 2017	Six months ended 30 June 2016	+/(-)%	Year ended 31 December 2016
Billings	31,289.5	32,486.2	(3.7)	67,305.1

Revenue	8,609.1	8,384.2	2.7	17,527.2
Direct costs	(1,211.5)	(1,209.5)	(0.2)	(2,429.2)
Net sales	7,397.6	7,174.7	3.1	15,098.0
Operating costs	(6,558.5)	(6,468.3)	(1.4)	(12,627.2)
Operating profit	839.1	706.4	18.8	2,470.8
Share of results of associates	68.3	20.3	236.5	60.1
Profit before interest and taxation	907.4	726.7	24.9	2,530.9
Finance income	52.1	56.1	(7.1)	99.5
Finance costs	(155.2)	(157.5)	1.5	(311.4)
Revaluation of financial instruments	95.6	(82.7)	-	(62.2)
Profit before taxation	899.9	542.6	65.8	2,256.8
Taxation	(171.7)	(182.6)	6.0	(469.9)
Profit for the period	728.2	360.0	102.3	1,786.9

Attributable to:
Equity holders of the parent	684.6	313.8	118.2	1,665.0
Non-controlling interests	43.6	46.2	5.6	121.9
	728.2	360.0	102.3	1,786.9

Headline PBIT	1,021.7	980.5	4.2	2,604.2
Net sales margin	13.8%	13.7%	0.1 [2]	17.2%
Headline PBT	918.6	879.1	4.5	2,392.3

Reported earnings per share[3]
Basic earnings per ordinary share	54.1 ¢	24.4 ¢	121.7	130.3	¢
Diluted earnings per ordinary share	53.5 ¢	24.1 ¢	122.0	128.5	¢

Headline earnings per share[3]
Basic earnings per ordinary share	52.9 ¢	50.5 ¢	4.8	138.1	¢
Diluted earnings per ordinary share	52.3 ¢	49.8 ¢	5.0	136.1	¢

1 The unaudited condensed consolidated income statement above is presented in reportable Euros for information purposes only and has been prepared assuming the Euro is the presentation currency of the Group, whereby local currency results are translated into Euros at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of €1.1624 to the pound for the period ended 30 June 2017 (period ended 30 June 2016: €1.2838; year ended 31 December 2016: €1.2234).

2 Margin points.

3 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Appendix 4: Interim results for the six months ended 30 June 2017 in reportable Japanese Yen1

Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2017

¥ billion	Six months ended 30 June 2017	Six months ended 30 June 2016	+/(-)%	Year ended 31 December 2016
Billings	3,806.1	4,040.8	(5.8)	8,090.4

Revenue	1,047.0	1,042.4	0.4	2,106.7
Direct costs	(147.3)	(150.6)	2.2	(292.2)
Net sales	899.7	891.8	0.9	1,814.5
Operating costs	(797.3)	(804.6)	0.9	(1,518.4)
Operating profit	102.4	87.2	17.4	296.1
Share of results of associates	8.5	2.6	226.9	7.3
Profit before interest and taxation	110.9	89.8	23.5	303.4
Finance income	6.4	7.2	(11.1)	12.2
Finance costs	(18.9)	(19.9)	5.0	(37.8)
Revaluation of financial instruments	11.9	(9.8)	—	(7.1)
Profit before taxation	110.3	67.3	63.9	270.7
Taxation	(21.0)	(22.3)	5.8	(56.2)
Profit for the period	89.3	45.0	98.4	214.5

Attributable to:
Equity holders of the parent	84.0	39.3	113.7	200.0
Non-controlling interests	5.3	5.7	7.0	14.5
	89.3	45.0	98.4	214.5

Headline PBIT	124.6	120.6	3.3	311.6
Net sales margin	13.8%	13.5%	0.3 [2]	17.2%
Headline PBT	112.1	107.9	3.9	286.0

Reported earnings per share[3]
Basic earnings per ordinary share	66.3	¥30.6	¥116.7	156.5 ¥
Diluted earnings per ordinary share	65.6	¥30.2	¥117.2	154.3 ¥

Headline earnings per share[3]
Basic earnings per ordinary share	64.6	¥62.1	¥4.0	164.9 ¥
Diluted earnings per ordinary share	63.9	¥61.3	¥4.2	162.6 ¥

1 The unaudited condensed consolidated income statement above is presented in reportable Japanese Yen for information purposes only and has been prepared assuming the Japanese Yen is the presentation currency of the Group, whereby local currency results are translated into Japanese Yen at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of ¥141.4563 to the pound for the period ended 30 June 2017 (period ended 30 June 2016: ¥159.8621; year ended 31 December 2016: ¥147.3525).

2 Margin points.

3 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Glossary and basis of preparation

Average net debt and net debt

Average net debt is calculated as the average daily net borrowings of the Group. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2017 exchange rates to local currency reported results for the current and prior year. This gives a US dollar-denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as headline operating profit before non-cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Net sales/Net sales margin

Net sales are revenue less direct costs. Net sales margin is calculated as headline PBIT (defined below) as a percentage of net sales. The Group has previously used the terms gross margin and gross profit to refer to net sales.

Headline earnings

Headline PBT less headline tax charge and non-controlling interests.

Headline operating profit/Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline PBT

Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline tax charge

Taxation excluding tax charge/deferred tax relating to gains on disposal of investments and subsidiaries, deferred tax impact of the amortisation of acquired intangible assets and other goodwill items and tax credit/charge relating to restructuring costs.

Operating margin

Headline operating profit as a percentage of net sales.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include or exclude the results of acquisitions and disposals for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.